UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 8-A

For Registration of Certain Classes of Securities

Pursuant to Section 12(b) or (g) of the

Securities Exchange Act of 1934

Xerium Technologies, Inc.

(Exact name of registrant as specified in its charter)

Delaware	42-1558674
(State of incorporation or organization)	(Employer Identification No.)

8537 Six Forks Road, Suite 300, Raleigh, North Carolina	27615
(Address of Principal Executive Offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Preferred Stock Purchase Rights	New York Stock Exchange

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box. ☒	If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box. ☐

Securities Act registration statement file number to which this form relates:                     (if applicable)

Securities to be registered pursuant to Section 12(g) of the Act:

(Title of class)

TABLE OF CONTENTS

Item 1: Description of Registrant’s Securities to be Registered.
Item 2: Exhibits.
SIGNATURE

Item 1:	Description of Registrant’s Securities to be Registered.

On May 12, 2010, the United States Bankruptcy Court for the District of Delaware confirmed the joint prepackaged plan of reorganization (the “Plan”) of Xerium Technologies, Inc. (the “Company”). Among other things, the Plan provides that, on the Effective Date of the Plan (as defined in the Plan), the Company will adopt a Rights Agreement (the “Rights Agreement”) with American Stock Transfer & Trust Company, LLC, as Rights Agent (the “Rights Agent”) and, in connection therewith, the Company will declare a dividend of one preferred share purchase right (a “Right”) for each outstanding share of common stock, par value $0.001 per share (the “Common Shares”), of the Company. The dividend will be payable on the Effective Date to the stockholders of record on that date. Each Right will entitle the registered holder to purchase from the Company one one-thousandth of a share of Series A Junior Participating Preferred Stock of the Company, par value $0.001 per share (the “Preferred Shares”), at a price of $60 per one one-thousandth of a Preferred Share (the “Purchase Price”), subject to adjustment. The description and terms of the Rights are set forth in the Rights Agreement.

Distribution Date; Exercisability

Initially, the Rights will be attached to all Common Shares (whether in book-entry, certificated or uncertificated form) issued and outstanding and the Rights will be owned by the registered holder of the Common Shares, and no separate Rights certificates will be issued. Separate certificates evidencing the Rights (“Right Certificates”) will be mailed to holders of record of all Common Shares as of the close of business on the earlier to occur of (i) a public announcement that an Acquiring Person (as discussed below) has acquired beneficial ownership of 15% or more of the outstanding Common Shares or (ii) such date as may be determined by action of the Board of Directors of the Company following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 15% or more of the outstanding Common Shares (the earlier of such dates being the “Distribution Date”).

The Rights Agreement provides that, until the Distribution Date (or earlier redemption or expiration of the Rights), (i) the Rights will be transferred with and only with the Common Shares, (ii) certificates or book-entry statements with respect to new Common Share certificates issued after the Record Date upon transfer or new issuance of Common Shares will contain a notation incorporating the Rights Agreement by reference and (iii) the surrender for transfer of any certificates for Common Shares outstanding as of the Record Date will also constitute the transfer of the Rights associated with the Common Shares represented by such certificate.

The Rights are not exercisable until the Distribution Date. The Rights will expire on May 25, 2013 (the “Expiration Date”), unless the Expiration Date is extended or unless the Rights are earlier redeemed or exchanged by the Company, in each case, as described below.

Acquiring Person

The Rights Agreement defines the term “Acquiring Person” generally to mean any person who, together with all affiliates and associates of such person, is the beneficial owner of 15% or more of the Common Shares then outstanding. However, that definition does not generally include (i) the Company, any Subsidiary of the Company, any employee benefit plan of the Company or any Subsidiary of the Company, or any entity or trustee holding Common Shares for or pursuant to the terms of any such plan, (ii) any person who or which becomes the beneficial owner of 15% or more of the Common Shares then outstanding as the result of a reduction in the outstanding Common Shares resulting from acquisition of Common Shares by the Company approved by the Board of Directors, (iv) any person who or which the Board of Directors of the Company determines, in good faith, became an Acquiring Person inadvertently, if such person divests as promptly as practicable a sufficient number of Common Shares so that such person would no longer be an Acquiring Person, (v) any person who or which the Board of Directors of the Company determines, prior to the time such person would otherwise be an Acquiring Person, should be exempted from the definition of Acquiring Person, provided that the Board of Directors may make such exemption subject to such conditions, if any, which the Board may determine or (vi) AS Investors, LLC, Carl Marks Strategic Investments, L.P., Carl Marks Strategic Opportunities Fund, L.P., Cerberus Series Four Holdings, LLC and Saberasu Japan Investments II B.V. (each, an “Exempt Person”) or any affiliate or associate of an Exempt Person. However, any Exempt Person who becomes the beneficial owner of 20% or more of the Common Shares then outstanding shall become an Acquiring Person.

Flip-In

If a person or group becomes an Acquiring Person, each holder of a Right will thereafter have the right to receive, upon exercise, Common Shares (or, in certain circumstances, Preferred Shares or other similar securities of the Company) having a value equal to two times the exercise price of the Right. Notwithstanding any of the foregoing, following the existence of an Acquiring Person, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person will be null and void.

Flip-Over

In the event that the Company is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold after a person or group has become an Acquiring Person, proper provision will be made so that each holder of a Right will thereafter have the right to receive, upon the exercise thereof at the then current exercise price of the Right, that number of shares of common stock of the acquiring company which at the time of such transaction will have a market value of two times the exercise price of the Right. In the event that any person or group becomes an Acquiring Person, proper provision shall be made so that each holder of a Right, other than Rights beneficially owned by the Acquiring Person (which will thereafter be void), will thereafter have the right to receive upon exercise that number of Common Shares having a market value of two times the exercise price of the Right.

Exchange

At any time after any person or group becomes an Acquiring Person and prior to the acquisition by such person or group of 50% or more of the outstanding Common Shares, the Board of Directors of the Company may exchange the Rights (other than Rights owned by such person or group which will have become void), in whole or in part, at an exchange ratio of one Common Share, or one one-thousandth of a Preferred Share (or of a share of a class or series of the Company’s preferred stock having equivalent rights, preferences and privileges), per Right (subject to adjustment).

Redemption

At any time prior to the existence of an Acquiring Person, the Board of Directors of the Company may redeem the Rights, in whole but not in part, at a price of $.001 per Right (the “Redemption Price”). The redemption of the Rights may be made effective at such time on such basis with such conditions as the Board of Directors, in its sole discretion, may establish. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

Amendment

The terms of the Rights may be amended by the Board of Directors of the Company without the consent of the holders of the Rights, except that from and after the existence of an Acquiring Person no such amendment may adversely affect the interests of the holders of the Rights (other than the Acquiring Person).

Adjustment

The number of outstanding Rights and the number of one one-thousandths of a Preferred Share issuable upon exercise of each Right are subject to adjustment under certain circumstances.

Preferred Stock

Because of the nature of the Preferred Shares’ dividend, liquidation and voting rights, the value of the one one-thousandth interest in a Preferred Share purchasable upon exercise of each Right should approximate the value of one Common Share.

Rights of Holders

Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

Further Information

A copy of the Form of Rights Agreement has been filed as Exhibit 4.1 to this Registration Statement on Form 8-A. The foregoing description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, which is hereby incorporated herein by reference.

Item 2:	Exhibits.

The following exhibits are filed herewith.

Exhibit No.	Description

3.1	Form of Second Amended and Restated Certificate of Incorporation of Xerium Technologies, Inc., which will become effective on the Effective Date (including Certificate of Designation of Series A Junior Participating Preferred Stock as Exhibit A thereto).

4.1	Form of Rights Agreement between the Company and American Stock Transfer & Trust Company, LLC, as Rights Agent, which will become effective on the Effective Date.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Xerium Technologies, Inc.

By:	/S/ DAVID G. MAFFUCCI
David G. Maffucci
Executive Vice President and Chief Financial Officer

May 21, 2010

INDEX TO EXHIBITS

Exhibit No.	Description

3.1	Form of Second Amended and Restated Certificate of Incorporation of Xerium Technologies, Inc., which will become effective on the Effective Date (including Certificate of Designation of Series A Junior Participating Preferred Stock as Exhibit A thereto).

4.1	Form of Rights Agreement between the Company and American Stock Transfer & Trust Company, LLC, as Rights Agent, which will become effective on the Effective Date.